Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

*   *   *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 199  supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2007.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. REPORTS FINANCIAL
RESULTS FOR THE FIRST QUARTER OF 2009

-
The first quarter of 2009 was characterized by the implementation procedures of the major parts  of the strategic plan, the launch of the HD “Mega Bool” format,  and the launch of the “Mega” private label brand

-	The Company maintained gross profit compared to the corresponding quarter last year despite the decrease in the general food consumption in Israel

ROSH HA’AYIN, Israel – May 25, 2009 - Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the first quarter ended March 31, 2009.

Results for the First Quarter of 2009
Revenues for the first quarter of 2009 were NIS 1,764.8 million (U.S.(A) $421.4 million), compared to NIS 1,821.2 million in the corresponding quarter of 2008 ─ a decrease of 3.1%.  Supermarket same store sales (SSS) for the period decreased by 7.1% due to the decrease in stores that were converted to "Mega Bool " Format Hard Discount, which is characterized by low prices. On the other hand, the decrease in sales was offset by the opening of eleven new stores during the 12-month period of approximately 12,600 square meters; in addition, the sales of BEE Group increased during the quarter compared to the corresponding quarter last year and that is due to Passover that this year was celebrated on April 8 compared to April 20 last year.

Gross Profit of the first quarter of 2009 amounted to NIS 503.1 million (U.S. $ 120.1 million) (28.5 % of revenues) compared to gross profit of NIS 503.6 million (27.6% of revenues) in the first quarter of 2008. The increase in the gross profit margin derives from an increase in sales of BEE Group characterized with relatively higher gross profit margins relative to those acceptable in the food retail sector and the change in the sales mixture and increase in the contribution of the formats characterized by higher gross profit margin ("Mega" "Mega In Town" and "Eden Teva Market") over the HD formats (Mega Bool and "Shefa Shuk"). Gross margin was also affected by improved supplier agreements and discounts, part of which relate to the conversion process of Mega Bool.

Selling, General, and Administrative Expenses for the first quarter of 2009 amounted to NIS 442.9 million (U.S. $ 105.7 million) (25.1% of revenues) compared to NIS 426.1 million (23.4% of revenues) in the corresponding quarter, an increase of 4%. The increase reflects: 1) increased expenses associated with the opening of eleven new stores during the last year, including the expenses associated with the accelerated opening of five branches of the Eden Teva Market format during the last twelve months; 2) expenses associated with the launch of the Mega Bool format; 3) an increase in the operating expenses of identical branches due to the increase in the expenses linked to the CPI such as rent and municipal taxes; and 4) an increase in selling and administrative expenses of the BEE Group, due to the timing of the holiday and the intensive sales, as above-mentioned.

Operating Income in the first quarter of 2009 amounted to NIS 62.3 million ($ 14.9 million) (3.5% of revenues) compared to the operating income of NIS 88.9 million (4.9% of revenues in the first quarter of 2008 and NIS 33.6 million (1.9% of revenues) in the fourth quarter of 2008.

Appreciation of Investment Property: During the first quarter of 2009, the Company did not record gain or loss from appreciation of investment property compared to NIS 12.7 million in the corresponding period of the previous year.

Other Gains (losses), Net: In the first quarter of 2009, the Company recorded other gains, net of NIS 2.2 million (U.S. $ 0.5 million), compared to other losses, net of NIS 1.2 million in the corresponding quarter of the previous year. The other gains included, in this quarter, an income of NIS 2.5 million ($ 0.6 million) in respect of a gain deriving from purchasing 8% of Naaman shares that were held by minority.

Operating Income before Other Gains (losses) and Appreciation of Investment Property in the first quarter of 2009 was NIS 60.2 million (U.S. $ 14.3 million) (3.4% of revenues) compared to NIS 77.5 million (4.2% of revenues) in the corresponding quarter and NIS 44.3 million (2.5% of revenues) in the fourth quarter of 2008.  The decrease in the operating income mainly derived from a decrease in sales, and from an increase in selling and administrative expenses, as mentioned above.

Financial Expenses (net) for the first quarter of 2009 were NIS 12.0 million (U.S. $2.8 million) compared to financial expenses (net) of NIS 8.2 million in the corresponding quarter of the previous year. The increase in financial expenses, net  in this quarter compared to the corresponding quarter last year mainly derives from the effect of the change in the value of derivative financial instruments and hedging transactions on the index that contributed in the current quarter income of NIS 1 million ($0.2 million) compared to an income of NIS 14 million in the corresponding quarter last year and from decrease in financial income from short term deposit and marketable securities of  NIS 4 million (U.S $1.0) in  the current quarter compared to the corresponding quarter last year . The increase in the financial expenses was offset in the current quarter compared to the corresponding quarter last year mainly from the decrease in financial expenses on debentures and CPI linked loans, NIS 14 million ($ 3.4 million) in the current quarter compared to NIS 27 million in the corresponding quarter last year, due to the decrease in the known index compared to the corresponding period last year.

Taxes on Income for the first quarter of 2009 were NIS 17.9 million (U.S. $4.3 million) (35.6% effective tax rate compared to a statutory tax rate of 26%) compared to NIS 15.8 million (effective tax rate of 19.6% compared to a statutory tax rate of 27%) in the corresponding quarter. The increase in the effective tax rate reflects primarily the losses of the Eden Teva Market and Dr. Baby formats and recording financial expenses from revaluation of the conversion component in convertible debentures of the company for which no deferred taxes were recorded.

Net Income for the first quarter of 2009 was NIS 32.3 million (U.S. $ 7.7 million) compared to the net income of NIS 65.0 million in the first quarter of 2008 and NIS 18.1 million in the fourth quarter of 2008. The decrease in the net income in this quarter compared to the corresponding quarter last year derives from decrease in operating income, increase in the financial expenses and increase in income tax expenses, as mentioned above. The portion of the net profit attributable to shareholders, as calculated in accordance with the IFRS, was NIS 26.5 million (U.S. $6.3 million), or NIS 0.61 per ADS (U.S. $ 0.15), while the portion attributable to the share of minority interests was NIS 5.8 million (U.S. $1.4 million).

Cash Flows
Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the first quarter of 2009 amounted to NIS 30 million ($ 7.2 million) compared to NIS 24.5 million in the corresponding period last year. The increase in cash flows from operating activities derives mainly from the change in the working capital.
Cash Flows from Investing Activities: Net Cash flows used in investing activities in the first quarter of 2009 amounted to NIS 59.7 million ($13.8 million) compared to net cash flows of NIS 21.7 million deriving from investing activities in the corresponding quarter last year. Cash flows used in investing activities in the first quarter of 2009 included mainly purchase of property and equipment, intangible assets and investment property in a total amount of NIS 57 million. Cash flows deriving from investing activities in the first quarter of 2008 included mainly proceeds from realization of short term deposit and marketable securities in the amount of NIS 116 million, net of purchase of property and equipment, intangible assets and investment property in a total amount of NIS 103.5 million.
Cash Flows from Financing Activities: Net Cash flows used in financing activities in the first quarter of 2009 amounted to NIS 2.9 million ($ 0.7million) compared to net cash used in financing activities of NIS 47.1 million in the corresponding quarter last year. Cash flows used in financing activities in the first quarter of 2009 included mainly repayment of long term loans of NIS 30.5 million ($ 7.3 million) and paid interest of NIS 35.4 million ($ 8.5million), net of increase in short term credit of NIS 59.4 million ($ 14.1 million). Net Cash flows used in financing activities in the first quarter of 2008 included mainly repayment of long term loans of NIS 23.3 million and paid interest of NIS 32.7 million.

Additional Information

Supermarkets: As of March 31, 2009, the Company operated 199 supermarkets in the following formats: Mega In Town -115; Mega Bool – 39; Mega – 19; Shefa Shuk – 19; Eden Teva Market – 7.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): For the first quarter of 2009, the EBITDA (earnings before Interest, Taxes, Depreciation, and Amortization) was NIS 102 million (U.S. $ 24.4 million) (5.8 % of revenues) compared to NIS 114 million (6.3% of revenues) in the corresponding quarter of last year and NIS 83 million (4.7% of revenues) in the fourth quarter of 2008.

In 2003, the Board of Directors has resolved that dividends will not be distributed in a quarter when the ratio of financial obligations (as defined by S&P Maalot in its rating for BSI's debentures issued in 2003)  to EBITDA for the prior four quarters exceeds 3, or if the ratio of the cost of unencumbered fixed assets to financial obligations is below 1.2. This is in accordance with definitions established by the rating company Standard & Poor’s Maalot in its rating analysis of the Company’s debentures issued in 2003.
According to the Company’s unaudited financial reports as of March 31, 2009, the ratio of its financial obligations to EBITDA was 3.6 and the ratio of its unencumbered fixed assets to the financial obligations was 1.6.

Updating the rating of debentures (Series A and B) : on May 22, 2009, Maalot S&P announced the downgrade of the rating of the debentures (Series A and B) issued by the company on August 2003 from ilAA to ilA+  with a stable rating forecast and the removal of the company from negative Credit Watch. The main considerations in determining the rating by Maalot S&P were published in an immediate report by the company on May 22, 2009.

Events During the First Quarter of 2009

In the first quarter of 2009, the implementation of Stage A of the strategy plan, the conversion of 39 branches of "Mega" and "Shefa Shuk" to the new chain "Mega Bool" was completed. During the reported quarter, we opened 5 branches: 2 "Mega in Town" 1 "Shefa Shuk" and 2 branches of "Eden Teva Market" in a total area of 5,000 square meters, whereby the company continues the strategy of strengthening the holding in the city centers. The company successfully launched new products as part of the private brand name of "Mega" in the course of the first quarter while meeting the sales targets.

Mr. Zeev Vurembrand, Blue Square’s President and CEO, referred to the financial results and said: "In this quarter, we present better results considering the increasing competition and the prevailing recession due to the material strategic actions we have taken.
We have successfully launched the"Mega Bool" chain and we turned to be a significant and leading player in the HD sector. We continue our strategy and during the second and third quarters we shall issue new membership card and we shall reorganize the headquarters of BEE Group, thereby resulting in utilizing the synergy and cutting costs.
In the same time we shall expand the "everything for the house (houseware)" areas in Mega branches as well as independent stores based on products, know how and intensity of the brands "Naaman" "Vardinon" and "Sheshet".

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at March 31, 2009: U.S. $1.00 equals NIS 4.188. The translation was made solely for the convenience of the reader.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 199 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2007.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2009
(UNAUDITED)

	December 31,	March 31,		Convenience translation March 31,
	2008	2008	2009	2009
	(Unaudited)
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	95,325	53,196	58,433	13,952
Investment in marketable securities	171,849	187,044	178,105	42,527
Short-term bank deposit	206	1,834	207	49
Restricted deposit	—	—	470,000	112,225
Trade receivables	729,970	802,856	834,361	199,227
Other accounts receivable	87,624	300,514	326,210	77,892
Income taxes receivable	74,446	25,013	72,347	17,275
Inventories	497,080	556,592	581,049	138,741
	1,656,500	1,927,049	2,520,712	601,888

NON-CURRENT ASSETS:
Investments in associates	4,915	5,076	4,831	1,154
Derivative instruments	5,248	5,250	4,908	1,172
Prepaid expenses in respect of operating lease	192,426	198,181	191,515	45,729
Other long-term receivables	1,554	2,874	1,395	333
Property, plant and equipment	1,701,222	1,652,829	1,732,124	413,592
Investment property	434,232	388,098	432,668	103,311
Intangible assets and deferred charges	404,422	287,945	406,366	97,031
Deferred taxes	44,508	39,022	48,413	11,560
	2,788,527	2,579,275	2,822,220	673,882

Total assets	4,445,027	4,506,324	5,342,932	1,275,770

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2009
(UNAUDITED)

	December 31,	March 31,		Convenience translation March 31,
	2008	2008	2009	2009
	(Unaudited)
	NIS			U.S. dollars
	In thousands

Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks	210,901	167,338	735,062	175,516
Current maturities of debentures and convertible debentures	25,999	70,987	28,334	6,766
Trade payables	1,006,386	1,024,668	1,110,030	265,050
Other accounts payable and accrued expenses	426,217	601,216	696,187	166,233
Income taxes payable	6,933	4,480	7,861	1,877
Provisions for other liabilities	43,397	43,400	41,003	9,791
	1,719,833	1,912,089	2,618,477	625,233

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	341,586	236,264	313,665	74,896
Convertible debentures, net of current maturities	130,525	145,688	129,351	30,886
Debentures, net of current maturities	985,844	776,684	980,230	234,057
Other liabilities	39,925	12,180	44,026	10,512
Derivative instruments	21,074	11,619	15,800	3,772
Accrued severance pay, net	49,911	37,023	49,923	11,920
Deferred taxes	60,327	61,299	66,291	15,829
	1,629,192	1,280,757	1,599,286	381,872

Total liabilities	3,349,025	3,192,846	4,217,763	1,007,105

EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares	57,094	57,094	57,094	13,633
Additional paid-in capital	1,018,405	1,018,405	1,018,405	243,172
Other reserves	(261)	2,189	5,647	1,348
Accumulated deficit	(154,719)	(48,456)	(125,499)	(29,966)
	920,519	1,029,232	955,647	228,187

Minority interest	175,483	284,246	169,522	40,478
Total equity	1,096,002	1,313,478	1,125,169	268,665

Total liabilities and equity	4,445,027	4,506,324	5,342,932	1,275,770

BLUE SQUARE - ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS PERIODS
ENDED MARCH 31, 2009
(UNAUDITED)

				Convenience translation
				For the
	Year	three months		three months
	Ended December 31,	Ended March 31,		Ended March 31,
	2008	2008	2009	2009
	Unaudited
	NIS			U.S. dollars
	In thousands (except share and per share data)

Revenues from sales, net	7,429,121	1,821,158	1,764,788	421,392
Cost of sales	5,369,149	1,317,604	1,261,701	301,266

Gross profit	2,059,972	503,554	503,087	120,126

Selling, general and administrative expenses	1,794,720	426,067	442,919	105,759

Operating profit before changes in fair value of investment property and other gains and losses	265,252	77,487	60,168	14,367

Other gains	12,233	226	2,725	651
Other losses	(14,716)	(1,479)	(563)	(134)
Changes in fair value of investment property, net	19,067	12,745	—	—

Operating profit	281,836	88,979	62,330	14,884

Finance income	60,700	29,227	10,979	2,621
Finance expenses	(166,295)	(37,471)	(22,977)	(5,486)
Share in profit (losses) of associates	(33)	127	(84)	(20)

Income before taxes on income	176,208	80,862	50,248	11,999
Taxes on income	43,806	15,824	17,900	4,274

Net income for the period	132,402	65,038	32,348	7,725

Attributable to:
Equity holders of the company	104,586	58,109	26,535	6,337
Minority interests	27,816	6,929	5,813	1,388

Net income per Ordinary share attributed to Company shareholders or ADS:
Basic	2.41	1.34	0.61	0.15
Fully diluted earnings	1.62	0.85	0.61	0.15

Weighted average number of shares or ADS used for computation of income per share:
Basic	43,372,819	43,372,819	43,372,819	43,372,819
Fully diluted	45,037,692	44,793,242	43,372,819	43,372,819

BLUE SQUARE - ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR
THE THREE MONTHS ENDED MARCH 31, 2009
(UNAUDITED)

				Convenience
				translation
				for the
	year	Three months		Three months
	Ended December 31,	Ended March 31,		Ended March 31,
	2008	2008	2009	2009
	Unaudited
	NIS			U.S dollars
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	176,208	80,862	50,248	11,999
Income tax paid	(94,212)	(18,634)	(15,133)	(3,614)
Adjustments required to reflect the cash flows from operating activities (a)	318,087	(37,759)	(4,981)	(1,188)
Net cash provided by operating activities	400,083	24,469	30,134	7,197

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(211,646)	(59,789)	(53,331)	(12,735)
Purchase of investment property	(69,749)	(32,173)	(2,329)	(556)
Purchase of minority shares in subsidiaries	(186,403)	—	(6,607)	(1,578)
Purchase of intangible assets	(20,682)	(11,499)	(4,013)	(958)
Proceeds from collection of short-term bank deposits, net	101,281	100,000	—	—
Collection of long-term receivables	1,250	176	—	—
Proceeds from sale of property, plant and equipment	1,559	317	501	120
Proceeds from investment property	6,567	6,567	5,700	1,361
Proceeds from marketable securities	185,104	65,756	34,203	8,167
Investment in marketable securities	(169,747)	(49,651)	(33,393)	(7,974)
Interest received	17,778	2,034	1,583	378
Net cash provided by (used in) investing activities	(344,688)	21,738	(57,686)	(13,775)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to shareholders	(150,000)	—	—	—
Issuance of debentures	121,259	—	—	—
Dividend paid to minority shareholders of subsidiaries	(22,077)	—	—	—
Receipt of long-term loans	231,398	8,709	4,000	955
Repayment of long-term loans	(130,571)	(23,250)	(30,488)	(7,280)
Repayment of long term credit from trade payables	(1,740)	(435)	(435)	(104)
Short-term credit from banks, net	15,689	526	59,418	14,188
Interest paid	(89,244)	(32,698)	(35,384)	(8,449)

Net cash used in financing activities	(25,286)	(47,148)	(2,889)	(690)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT	30,109	(941)	(30,441)	(7,268)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT BEGINNING OF PERIOD	53,029	53,029	83,138	19,851
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT END OF PERIOD	83,138	52,088	52,697	12,583

BLUE SQUARE - ISRAEL LTD. -
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
THE THREE MONTHS ENDED MARCH 31, 2009 (CONTINUED)
 (UNAUDITED)

					Convenience
					translation
					for the
		year			Three months
		Ended December 31, Ended	Three months Ended		Ended March 31,
		December 31,	March 31,
		2008	2008	2009	2009
					Unaudited
		NIS			U.S dollars
		In thousands

(a)	Adjustments required to reflect the cash flows from operating activities:

	Income and expenses not involving cash flows:
	Depreciation and amortization	153,882	34,592	39,774	9,497
	Increase in fair value of investment property, net	(19,067)	(12,745)	—	—
	Share in profits losses (gain) of associated company	33	(127)	84	20
	Share-based payment	8,175	269	2,685	641
	Loss (gain) from sale and disposal of property, plant and equipment and provision for impairment of property, plant and equipment, net	5,989	(254)	(358)	(85)
	Loss (gain) from changes in fair value of derivative financial instruments	(19,247)	(13,666)	(2,556)	(610)
	Linkage differences on principal of long-term loans and other liabilities, net	59,669	5,307	(7,310)	(1,745)
	Capital loss (gain) from realization of investments in subsidiaries	(11,176)	1,479	(2,544)	(607)
	Accrued severance pay, net	263	1,148	12	3
	Decrease in value of marketable securities deposit and long-term receivables, net	11,169	(86)	2,296	548
	Interest paid, net	71,466	30,664	33,801	8,071

	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and other accounts receivable	50,277	(225,332)	(346,642)	(82,770)
	Increase in inventories	(43,136)	(102,648)	(83,969)	(20,050)
	Increase in trade payables and other accounts payable	49,790	243,640	359,746	85,899
		318,087	(37,759)	(4,981)	(1,188)

BLUE SQUARE - ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR
THE THREE MONTHS ENDED MARCH 31, 2009 (CONTINUED)
(UNAUDITED)

					Convenience
					translation
					for the
		year	Three months		Three months
		Ended December 31,	Ended March 31,		Ended March 31,
		2008	2008	2009	2009
		Unaudited
		NIS			U.S dollars
		In thousands

(b)	Supplementary information on investing and financing activities not involving cash flows:
	Conversion of convertible debentures of subsidiaries	6,655	—	—	—
	Purchasing property, plant and equipment on credit	14,797	11,602	15,707	3,750
	Dividend pay to minority in a subsidiary	—	—	3,667	876
	Restricted deposit against receipt of a short term loan	—	—	470,000	112,225

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE THREE MONTHS PERIODS
ENDED MARCH  31, 2009
(UNAUDITED)

	For the three months ended March 31		Convenience translation for the three months ended March 31,
	2008	2009	2009
			U.S.$
	In millions
	Unaudited

Sales	1,821.2	1,764.8	421.4

Operating income before other gains and losses and increase in fair value of investment property
	77.4	60.2	14.3
EBITDA	114	102	24.4

EBITDA margin	6.3%	5.8%	5.8%

Increase (decrease) in same store sales	1.1%	(7.1)%	NA

Number of stores at end of period	188	199	NA
Stores opened during the period	3	5	NA

Total square meters at end of period	346,900	359,500	NA
Square meters added (less) during the period, net	4,200	5,000	NA

Sales per square meter	4,954	4,562	1,089

Sales per employee (in thousands)	237	232	55